MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following management discussion and analysis of Western Silver Corporation (Western or the Company) is dated February 9, 2006, and provides an analysis of the Company’s results of operations for the three months ended December 31, 2005, compared to the same period in the previous year.

The following discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Company’s December 31, 2005 unaudited consolidated financial statements and related notes for the period then ended which have been prepared in accordance with Canadian generally accepted accounting principles. With the exception of the adoption of AcG-15 “Variable Interest Entities”, the Company’s accounting policies are described in note 2 of the Company’s 2005 audited consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

Western is listed on the Toronto Stock Exchange under the symbol “WTC” and on the American Stock Exchange under the symbol “WTZ”. At February 9, 2006, the Company had 48,628,881 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on form 40-F.

Core business

The Company is a Canadian based publicly-traded mineral exploration and development company with a primary focus of discovering and developing silver properties in the Americas. The Company has 100% control of one of the world’s largest open pit silver deposits at Peñasquito, Mexico, in an area with excellent infrastructure and low political risk. The Company also has an interest in the San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks copper project in the Yukon.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration and development

Peñasquito (Zacatecas, Mexico)

On November 11, 2005, the Company announced the results of an independent feasibility study that concluded that the Peñasco and Chile Colorado deposits contained within its wholly-owned Peñasquito silver-gold-zinc-lead property in central Mexico can be developed economically at an after-tax internal rate of return (IRR) of 16.2%, based on 100% equity. The project has an undiscounted net present value (NPV) of US$877 million, with payback of initial capital investment in 6.4 years. At a 5% discount rate, the NPV is US$411 million.

In their financial model, M3 Engineering & Technology Corporation of Tucson, Arizona (M3) used base case metals prices of US$6.74 per ounce of silver, US$434 per ounce of gold, US$0.52 per pound of zinc and US$0.37 per pound of lead. These prices represent a three year historical rolling average and two year estimated future prices, weighted 60:40 historical to future.

The feasibility study recommends development of the Peñasquito project as an open pit mine with an initial production rate of 50,000 tpd of sulfide ore; initial oxide and mixed ore production will vary between 10,000 tpd and 50,000 tpd. Initial capital investment in the project is estimated to be US$334 million, with an additional US$50 million in sustaining capital required until the project is cashflow positive in 2008. Life-of-mine operating costs (mine, mill and general administration) estimated at US$6.33 per tonne for sulfide ore plus US$1.87 per tonne of oxide ore.

Over the 17 year projected mine life, approximately 219.9 million ounces of silver, 3.29 million ounces of gold, 1.36 million tonnes of zinc and 631,000 tonnes of lead will be produced.

Sub-consultant Independent Mining Consultants, Inc. (IMC) calculated a new resource estimate as part of the feasibility study. This new estimate includes exploration drilling up to and including Phase 14, which was completed mid July 2005. The total measured and indicated sulfide resource estimated for the Peñasco, Chile Colorado, Azul and El Sotol deposits is 581 million tonnes grading 29.2 grams per tonne silver, 0.42 grams per tonne gold, 0.70% zinc and 0.30% lead and assumes a US$3.60 per tonne net smelter return (NSR) cutoff for Peñasco and El Sotol and a US$4.18 NSR cutoff for Chile Colorado and Azul.

Based on IMC’s calculations, the Company estimates that the measured and indicated sulfide resource in the deposits contains the following amounts of in-situ metals: 546 million ounces of silver, 7.91 million ounces of gold, 4.07 million tonnes of zinc and 1.74 million tonnes of lead.

An additional 225 million tonnes of sulfide ore grading 24.8 grams per tonne silver, 0.37 grams per tonne gold, 0.60% zinc and 0.25% lead using the same NSR cutoffs is inferred and represents a further 179 million ounces of silver, 2.64 million ounces of gold, 1.34 million tonnes of zinc and 0.56 million tonnes of lead.

The estimated proven and probable reserves are contained within an engineered pit design based on a floating cone analysis of the resource block model using US$5.50 per ounce silver, US$350 per ounce gold, US$0.45 per pound zinc and US$0.30 per pound lead as the basis for determining the pit dimensions. Only measured and indicated sulfide resources are included. Total combined proven and probable pittable sulfide reserves are estimated at 257.8 million tonnes with a grade of 30.2 grams per tonne silver, 0.51 grams per tonne gold, 0.69% zinc and 0.31% lead. Total combined proven and probable oxide-mixed reserves are estimated at 77.3 million tonnes grading 23.3 grams per tonne silver and 0.28 grams per tonne gold.

The executive summary of the M3 feasibility study is posted on the Company’s web site at www.westernsilvercorp.com.

A number of zones of high grade mineralization are located outside the Peñasco pit envelope at depths between 300 and 650 metres. The economic potential of mining this material by underground methods will be assessed by Wardrop Engineering Inc. of Vancouver.

Drilling Phases 15 and 16 have now been completed and results are being received on an ongoing basis. These results will be incorporated into an updated resource model in the first quarter of the 2006 calendar year.

Phase 17 drilling commenced in the middle of January 2006. It is expected that the results of this round of drilling will be incorporated into the resource model before the detailed design for the early mine years is initiated.

Discussions with CFE, the Mexican electrical authority, continue following the release of the feasibility study. CFE has now agreed that power

MANAGEMENT’S DISCUSSION AND ANALYSIS

will be made available by tapping into a nearby 400kV cross-country power line.

Work on the Environmental Impact Assessment (EIA) is complete and the documents were filed with the Secretariat of Environment and Natural Resources (SEMARNAT) in January 2006, with official receipt subject to authorization by certain affected land owners. Clearance has also been received from INHA (archaeological and anthropological institute in Mexico). A study of the aquifer in the region was completed and filed with CNA, the federal agency responsible for water, in May 2005.

With respect to surface rights acquisition, the Company has initiated discussions with the three affected ejidos.

Western is committed to take the project forward through development and into production. M3 has commenced basic engineering. Quotation requests have been issued for several pieces of equipment with long delivery lead times, such as the ball mills, the SAG mill, the primary crusher, the SAG mill drive and the ball mill drives.

Carmacks (Yukon, Canada)

The 100% owned Carmacks oxide copper project is located 192 kilometers north of Whitehorse in the Yukon, Canada. The deposit contains an mineable open-pit reserve of 13.28 million tonnes grading 0.97% copper. Basic engineering was completed on this project in 1997, and determined positive economics for the project above US$1.05/lb. copper at the prevailing economic conditions. Factors such as cost escalation over the past eight years and the current exchange rate will affect these conclusions.

Metallurgical testwork to examine the possibility of biological production of sulfuric acid has produced encouraging results. Large scale testing is now in progress. If viable this would reduce the capital, operating, and reclamation costs required for the project. Updating capital cost and project economics information continues.

The Company has signed a Project Agreement with the Yukon Government and has recommenced the permitting process. An updated Project Description has been accepted by the Yukon Government and the assessment process is in progress. Comments have been received from responsible authorities and stakeholders and the Yukon Government has requested the responses to these. As a result, some additional reports are being prepared which consider more recent data. These reports will be submitted to the technical committees for review in the very near future. The schedule developed for this process indicates that the review could be complete around mid-calendar year 2006, leading to the issue of permits before the end of 2006.

The Yukon Environmental and Socio-economic Assessment Act review process was initiated in the last quarter of the 2005 calendar year. As a result, the Company will be engaged in parallel environmental assessment processes. Earlier agreements with the Yukon Government will preclude a major duplication of effort.

San Nicolas (Zacatecas, Mexico)

San Nicolas is a massive sulfide deposit located in Mexico. The Company is a joint venture partner with Teck Cominco. In December 2001, Teck Cominco released a study by AMEC Simons Mining and Metals which outlined a 15,000 tpd open-pit mine averaging 1.32% copper, 2.04% zinc, 0.53 g/t gold and 32.1 g/t silver over a mine life of 12 years. The project has been on care and maintenance status for the past three years.

Outlook

There is significant upside potential for the Peñasquito project as a whole. Development drilling will continue in order to convert inferred resources into the measured and indicated category. Step-out drilling will continue in order to expand the Peñasco deposit which is open in several directions. The Company will continue exploration drilling in areas in close proximity to the deposits and in other areas within its large land holdings.

Current working capital is not sufficient to complete construction of the project. Western has retained Standard Bank PLC as an adviser to review potential sources and structures for project financing. The adviser will also be responsible for engaging an independent engineer to review the feasibility study on behalf of potential debt financing institutions.

In calendar 2006, the Company’s anticipates that its main activities relating to the Peñasquito project will include:

>	Selecting an Engineering – Procurement – Construction – Management (EPCM) contractor;

>	Securing permits and surface rights for construction and operation;

>	Completing project financing;

MANAGEMENT’S DISCUSSION AND ANALYSIS

>	Expanding the Peñasco resource by continuing to drill on the property;

>	Continuing work on assessing the potential of underground mining operations;

>	Continuing its optimization of metallurgical recoveries associated with Peñasco and Chile Colorado ore; and

>	Continuing procurement and commencing construction activities.

The Company will continue working with the Yukon Government on the permitting process relating to its 100% owned Carmacks oxide copper project.

The Company will continue to examine ways of optimizing its minority interest in the San Nicolas massive sulfide deposit in Zacatecas, Mexico.

Selected quarterly financial information
In $000’s except per share amounts, for the fiscal quarters ended:

	12/31/05	9/30/05	6/30/05	3/31/05	12/31/04	9/30/04	6/30/04	3/31/04
	$	$	$	$	$	$	$	$
Net loss for the quarter	1,116	2,182	2,029	1,138	813	5,030	1,479	2,417
Loss per share – basic
and diluted	0.02	0.05	0.04	0.02	0.02	0.13	0.04	0.06
Mineral property costs
incurred	4,726	5,950	4,322	2,992	2,359	2,757	1,745	1,591
Total assets	118,955	118,959	119,518	119,910	119,893	57,729	60,162	59,045

Results of operations

The Company had a loss of $1.1 million (or $0.02 per share) during the three months ended December 31, 2005 compared with a loss of $813,000 ($0.02 per share) for the same period in the previous year. The increase in the loss is mainly attributable to a $154,000 increase in exploration expenses relating to work on exploration targets in Mexico and higher office and administration expenses of $566,000. The majority of this increase is due to an additional number of employees and stock-based compensation.

These amounts were offset by a $314,000 increase in interest income due to higher cash balances during the three months ended December 31, 2005 compared to the previous year. The higher cash balances are a result of net proceeds of $60.4 million arising from the private placement that closed in December 2004.

Key items driving variances in quarterly net loss figures include: stock-based compensation, mineral property impairment, office and adminstration charges, and interest income.

The Company does not have any mineral properties in production. As a result, the Company believes that its loss (and corresponding loss per share) is not a significant factor to investors.

Liquidity and capital resources

The Company expended $609,000 on operating activities during the quarter ended December 31, 2005, compared to cash flow provided by operating activities of $433,000 during the same quarter in the previous year. The majority of the difference is due to the increased loss for the period and a less favourable change in non-cash working capital items.

During the three months ended December 31, 2005, the Company received $649,000 from the exercise of stock options. During the same period in fiscal 2005, the Company completed a private placement of 6.3 million common shares at a price of $10.25 per share resulting in net proceeds of $60.4 million. During that period the Company also received $694,000 from warrant exercises, and $1.26 million from stock option exercises.

The Company expended $4.73 million on investing activities during the three months ended December 31, 2005, as compared to $2.97 million during the three months ended December 31, 2004. All but a small portion of these costs related to continued exploration and development activity at the Peñasquito property. The main cost areas included drilling, feasibility engineering fees, employee compensation, and assay work.

At December 31, 2005, the Company had $55.8 million in cash and cash equivalents, compared to

MANAGEMENT’S DISCUSSION AND ANALYSIS

$60.5 million at September 30, 2005. During the three months ended December 31, 2005, funds were primarily used to complete the Peñasquito feasibility study and continue the exploration and development activity at the Company’s Peñasquito property in central Mexico.

Although the current cash balances are sufficient to cover short-term exploration, development, and administrative costs, the Company will require additional sources of capital to commence construction at the Peñasquito property.

The Company has no significant financial instruments other than its cash balances. Cash balances are invested in high quality commercial and bank paper with terms of less than three months that can be easily liquidated.

Legal matters

Western has been advised that a writ was filed in October 2005 in the British Columbia Supreme Court against the Company and Major Drilling Group International Inc. (Major). The writ was filed by one of the Company’s consultants with respect to an accident that occurred during the Company’s exploration program in 2003. Under its contract with Major, Western believes that it would be fully indemnified by Major if any damages were awarded against the Company. No damage amount has been set out and the writ has not been served on the Company.

Contractual obligations

The Company’s only commitment is its head office lease. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2006	261,778
2007	261,778
2008	261,778
2009	218,148
Thereafter	-
Total	1,003,482

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations.

Change in accounting policy

Effective October 1, 2005, the Company adopted the new Accounting Guideline 15 (AcG-15) “Variable Interest Entities”. The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of this guideline did not have any impact on the Company’s financial results.

Significant Accounting Estimates

The most significant accounting estimates for the Company relate to the carrying value of its mineral property assets, the determination of future income tax liabilities, and the calculation of the fair value of stock-based compensation and warrant issuances. The Company’s accounting policies are set out in full in note 2 of the audited consolidated annual financial statements.

Mineral Properties
The most critical accounting policies, upon which the Company’s carrying value of its mineral property assets depend, are those requiring estimates of mineral resources, proven and probable reserves, recoverable amounts of metals therefrom, assumptions of operating costs, future metal prices, and estimated costs associated with mine reclamation and closure costs.

The Company records its interest in mineral properties at cost. Costs incurred on properties which have resources or significant mineralization are deferred. These deferred expenditures are to be amortized against any future production, or written off if the properties are abandoned or their value becomes impaired.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. If net carrying value of the property exceeds the estimated future net cash flows, the property would be written down to fair value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Management’s estimates of mineral prices, recoverable proven and probable reserves, and

MANAGEMENT’S DISCUSSION AND ANALYSIS

operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

Stock-based compensation and warrant valuation
The fair value of stock based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options and warrants granted by the Company.

Future Income Taxes
The majority of the Company’s costs are incurred by the parent company on behalf of its wholly-owned Mexican subsidiaries. Although the Company believes that it will be able to deduct these expenditures against income in future periods, there is no assurance that all expenditures will be deductible for tax purposes in Mexico.

Risk and Uncertainties

Capital Resources
The Company is a development stage corporation with insufficient revenue to meet its annual capital needs. The Company has raised funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. There is no guarantee the Company will be able to continue to raise funds to pursue future exploration and development programs.

Mineral Property Development
Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration and development programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

Although some of the expenditure required at its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties.

The Company complies with National Instrument 43-101 when reporting mineral resources.

Title to Mineral Properties
The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Although the Company has taken reasonable precaution to ensure that legal title and/or interest in its properties is properly recorded in the name of the Company, there can be no assurance that such title will not be challenged.

Governmental Requirements
The Company is currently operating mainly in Mexico and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. Although the Company believes it is operating within the provision of these governmental requirements, there is no guarantee that it is meeting all requirements or that the requirements may not be changed by the governmental agencies to the detriment of the Company.

Metal Prices
The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as silver, gold, copper, zinc and lead. There is no guarantee that these prices will remain at levels required to make development of any given property feasible.